Motive Capital Corp
7 World Trade Center
250 Greenwich Street, FL 47
New York, NY 10007

February 10, 2022

VIA EDGAR

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Motive Capital Corp

Registration Statement on Form S-4, as amended

File No. 333-260104

Dear Ms. Bednarowski,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Motive Capital Corp hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 14, 2022, or as soon thereafter as practicable.

Please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Blythe Masters
Name: Blythe Masters
Title Chief Executive Officer

cc:	Evan D’Amico
Gibson, Dunn & Crutcher LLP